
RECEIVED
AUG 0 1 2005
185
PROCESSING
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 28, 2005, Series 2005-HE7	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05062423

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: July 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$956,475,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE7
Issuer

Asset-Backed Certificates, Series 2005-HE7

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

June 20, 2005

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$956,475,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE7
Asset-Backed Certificates, Series 2005-HE7

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's / S&P / Fitch
Class I-A-1	$290,000,000	Floating	[1.000]	0	24	[03/25/28]	Aaa / AAA / AAA
Class I-A-2	100,352,000	Floating	[1.000]	0	24	[03/25/28]	Aaa / AAA / AAA
Class I-A-3	152,000,000	Floating	[2.866]	23	46	[12/25/33]	Aaa / AAA / AAA
Class I-A-4	46,151,000	Floating	[5.976]	68	4	[07/25/35]	Aaa / AAA / AAA
Class II-A-1	123,558,000	Floating	[1.820]	0	72	[07/25/35]	Aaa / AAA / AAA
Class II-A-2	30,889,000	Floating	[1.820]	0	72	[07/25/35]	Aaa / AAA / AAA
Class M-1	54,113,000	Floating	[4.786]	47	25	[07/25/35]	NR / AAA / AAA
Class M-2	78,000,000	Floating	[4.426]	40	32	[07/25/35]	NR / AA / AA
Class M-3	40,463,000	Floating	[4.269]	38	34	[07/25/35]	NR / A / A
Class M-4	13,162,000	Floating	[4.224]	37	35	[07/25/35]	NR / A- / A-
Class M-5	11,700,000	Floating	[4.206]	37	35	[07/25/35]	NR / BBB+ / BBB+
Class M-6	6,825,000	Floating	[4.205]	36	36	[07/25/35]	NR / BBB / BBB
Class M-7	9,262,000	Floating	[4.130]	36	36	[07/25/35]	NR / BBB- / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-3, Class I-A-4, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will increase to 1.5 times their related initial margins.

Depositor: Bear Stearns Asset Backed Securities I LLC.

Originators: Aames Capital Corporation (approximately 9.17%), Acoustic Home Loans, LLC (approximately 7.99%), Fieldstone Mortgage Company (approximately 7.77%), Liberty American Mortgage Corporation (approximately 5.86%), MILA, Inc. (approximately 7.29%), Mortgage IT, Inc. dba MIT Lending (approximately 10.41%) and Residential Mortgage Assistance Enterprise, LLC (approximately 17.85%); and approximately 22 others (none of which represent > 5% of the deal).

Master Servicer and Mortgage Loan Seller: EMC Mortgage Corporation.

Trustee: LaSalle Bank National Association.

Custodian: LaSalle Bank National Association.

Underwriter: Bear, Stearns & Co. Inc.

Swap Provider: [To be determined].

Offered Certificates: Approximately $742,950,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $213,525,000 mezzanine floating-rate Certificates (the "Class M Certificates"; together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").

Non-Offered Certificates: The Class CE, Class P and Class R Certificates will not be publicly offered.

Collateral: As of the Cut-off Date, the Mortgage Loans consisted of approximately 5,807 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $986,203,889.

Group I Mortgage Loans: The Group I Mortgage Loans consist of approximately 4,371 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $781 million.

Group II Mortgage Loans: The Group II Mortgage Loans consist of approximately 1,436 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $205 million.

Expected Pricing Date: On or about June [20], 2005.

Closing Date: On or about July [29], 2005.

Cut-off Date: The close of business on July 1, 2005.

Distribution Date: The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2005.

Record Date: For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.

Delay Days: 0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-3, Class I-A-4, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.90]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately [3.80]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,875,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in August 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [47.60]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[23.80]%	[47.60]%
M-1	[18.25]%	[36.50]%
M-2	[10.25]%	[20.50]%
M-3	[6.10]%	[12.20]%
M-4	[4.75]%	[9.50]%
M-5	[3.55]%	[7.10]%
M-6	[2.85]%	[5.70]%
M-7	[1.90]%	[3.80]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
August 2008 through July 2009	[3.25]%
August 2009 through July 2010	[5.00]%
August 2010 through July 2011	[6.50]%
August 2011 and thereafter	[7.50]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, provided however, realized losses otherwise allocable to the Class II-A-1 Certificates will first be allocated to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, such losses will be allocated to the Class II-A-1 Certificates.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap:

For any Distribution Date is the excess, if any, of (A) (1) with respect to the Class I-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group I as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; (2) with respect to the Class II-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group II as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; and (3) with respect to the Class M Certificates, the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in each loan group as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such mortgage loans on such due date, weighted in proportion to the results of subtracting from the aggregate principal balance of the Mortgage Loans of each loan group the Certificate Principal Balance of the related senior certificates, in each case over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$975,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.120%] (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event)**. Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	975,000,000.00	31	109,553,878.15
2	958,858,529.28	32	105,634,716.02
3	939,778,769.11	33	101,859,951.40
4	917,813,875.89	34	98,223,896.50
5	893,047,415.49	35	94,718,151.09
6	865,587,438.39	36	91,344,861.34
7	835,596,909.70	37	67,035,218.61
8	803,243,700.31	38	64,897,434.57
9	768,970,299.20	39	62,827,259.14
10	735,284,488.39	40	60,822,567.44
11	703,056,061.37	41	58,881,301.14
12	672,267,091.19	42	57,001,466.26
13	642,852,593.27	43	55,181,131.19
14	614,750,881.13	44	53,418,424.82
15	587,902,460.61	45	51,711,534.52
16	562,250,564.15	46	50,058,704.46
17	537,741,024.81	47	48,458,233.72
18	514,322,156.20	48	46,908,474.67
19	491,944,756.92	49	45,407,831.23
20	470,562,507.29	50	43,954,757.29
21	450,129,543.97	51	42,547,755.23
22	430,592,108.78	52	41,185,374.26
23	411,937,396.65	53	39,866,209.08
24	394,116,584.28	54	38,588,898.42
25	136,440,007.36	55	37,352,123.61
26	131,525,175.45	56	36,154,607.37
27	126,792,976.62	57	34,994,934.97
28	122,236,371.21	58	33,871,941.67
29	117,848,601.46	59	32,783,636.56
30	113,623,179.93	60	31,729,860.24

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Group II Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.25%] or if, on or after the 37th Distribution Date, a Cumulative Loss Test is violated.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class I-A-1, Class I-A-2, Class I-A-3 and Class I-A-4 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; and from the Group II Interest Remittance Amount, to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, first, pro rata to the Class I-A-1 and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero, and second, sequentially to the holders of the Class I-A-3 and Class I-A-4 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group II Sequential Trigger Event is in effect, the Group II Principal Distribution Amount will be allocated first to the Class II-A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and then to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

Principal Payment Priority: cont

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, first, pro rata to the Class I-A-1 and Class I-A-2 Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero, and second, sequentially to the holders of the Class I-A-3 and Class I-A-4 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amounts described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Group I and Group II Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, respectively, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the related Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement;

(iii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Date and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Class I-A Principal Distribution Amount: The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.40% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.40% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 63.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,875,000.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-05	6.455	22.975	39	25-Oct-08	8.458	13.397
2	25-Sep-05	6.073	22.535	40	25-Nov-08	8.207	13.570
3	25-Oct-05	6.163	22.554	41	25-Dec-08	8.471	14.080
4	25-Nov-05	6.079	22.386	42	25-Jan-09	8.217	13.759
5	25-Dec-05	6.175	22.384	43	25-Feb-09	8.213	13.751
6	25-Jan-06	6.092	22.186	44	25-Mar-09	9.009	14.759
7	25-Feb-06	6.097	22.059	45	25-Apr-09	8.205	13.786
8	25-Mar-06	6.399	22.212	46	25-May-09	8.449	14.373
9	25-Apr-06	6.108	21.754	47	25-Jun-09	8.196	14.199
10	25-May-06	6.210	21.686	48	25-Jul-09	8.440	14.522
11	25-Jun-06	6.121	21.431	49	25-Aug-09	8.187	14.180
12	25-Jul-06	6.227	21.372	50	25-Sep-09	8.183	14.169
13	25-Aug-06	6.135	21.115	51	25-Oct-09	8.426	14.503
14	25-Sep-06	6.141	20.960	52	25-Nov-09	8.174	14.168
15	25-Oct-06	6.249	20.908	53	25-Dec-09	8.418	14.564
16	25-Nov-06	6.153	20.654	54	25-Jan-10	8.166	14.220
17	25-Dec-06	6.263	20.612	55	25-Feb-10	8.161	14.208
18	25-Jan-07	6.166	20.361	56	25-Mar-10	8.951	15.259
19	25-Feb-07	6.172	20.215	57	25-Apr-10	8.153	14.185
20	25-Mar-07	6.526	20.421	58	25-May-10	8.416	14.526
21	25-Apr-07	6.320	20.069	59	25-Jun-10	8.164	14.188
22	25-May-07	7.566	21.269	60	25-Jul-10	8.410	14.511
23	25-Jun-07	7.625	21.184	61	25-Aug-10	8.267	10.745
24	25-Jul-07	7.792	21.217	62	25-Sep-10	8.262	10.731
25	25-Aug-07	7.891	12.769	63	25-Oct-10	8.533	11.075
26	25-Sep-07	7.888	12.751	64	25-Nov-10	8.253	10.711
27	25-Oct-07	8.140	13.027	65	25-Dec-10	8.523	11.054
28	25-Nov-07	7.913	13.258	66	25-Jan-11	8.244	10.686
29	25-Dec-07	8.199	13.622	67	25-Feb-11	8.239	10.672
30	25-Jan-08	7.964	13.352	68	25-Mar-11	9.117	11.801
31	25-Feb-08	7.961	13.333	69	25-Apr-11	8.230	10.646
32	25-Mar-08	8.440	13.843	70	25-May-11	8.502	10.997
33	25-Apr-08	7.960	13.356	71	25-Jun-11	8.223	10.629
34	25-May-08	8.209	14.106	72	25-Jul-11	8.492	10.970
35	25-Jun-08	8.190	14.158				
36	25-Jul-08	8.427	14.426				
37	25-Aug-08	8.217	13.055				
38	25-Sep-08	8.213	13.050				

(1) Assumes 1-month LIBOR at 3.48%, 6-month LIBOR at 3.75%, 1-Year Treasury at 3.53% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year Treasury equals 20%, no losses and run at the pricing speed to call.

Class II-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-05	6.629	23.149	39	25-Oct-08	8.647	13.608
2	25-Sep-05	6.225	22.687	40	25-Nov-08	8.395	13.989
3	25-Oct-05	6.320	22.711	41	25-Dec-08	8.670	14.354
4	25-Nov-05	6.231	22.537	42	25-Jan-09	8.410	14.024
5	25-Dec-05	6.337	22.544	43	25-Feb-09	8.406	14.036
6	25-Jan-06	6.248	22.340	44	25-Mar-09	9.223	15.077
7	25-Feb-06	6.253	22.213	45	25-Apr-09	8.398	14.030
8	25-Mar-06	6.572	22.383	46	25-May-09	8.649	14.836
9	25-Apr-06	6.264	21.908	47	25-Jun-09	8.390	14.523
10	25-May-06	6.370	21.844	48	25-Jul-09	8.641	14.857
11	25-Jun-06	6.277	21.586	49	25-Aug-09	8.382	14.505
12	25-Jul-06	6.387	21.530	50	25-Sep-09	8.378	14.495
13	25-Aug-06	6.290	21.269	51	25-Oct-09	8.628	14.825
14	25-Sep-06	6.295	21.113	52	25-Nov-09	8.369	14.530
15	25-Oct-06	6.408	21.066	53	25-Dec-09	8.619	14.897
16	25-Nov-06	6.307	20.806	54	25-Jan-10	8.361	14.545
17	25-Dec-06	6.422	20.770	55	25-Feb-10	8.357	14.534
18	25-Jan-07	6.320	20.515	56	25-Mar-10	9.167	15.621
19	25-Feb-07	6.391	20.436	57	25-Apr-10	8.348	14.511
20	25-Mar-07	6.768	20.664	58	25-May-10	8.597	14.846
21	25-Apr-07	6.428	20.176	59	25-Jun-10	8.339	14.495
22	25-May-07	7.925	21.590	60	25-Jul-10	8.596	14.833
23	25-Jun-07	7.779	21.302	61	25-Aug-10	8.447	11.057
24	25-Jul-07	7.947	21.332	62	25-Sep-10	8.443	11.045
25	25-Aug-07	8.040	12.909	63	25-Oct-10	8.720	11.400
26	25-Sep-07	8.039	12.895	64	25-Nov-10	8.434	11.020
27	25-Oct-07	8.273	13.127	65	25-Dec-10	8.711	11.374
28	25-Nov-07	8.131	13.530	66	25-Jan-11	8.427	10.997
29	25-Dec-07	8.366	13.782	67	25-Feb-11	8.422	10.984
30	25-Jan-08	8.126	13.504	68	25-Mar-11	9.320	12.147
31	25-Feb-08	8.123	13.514	69	25-Apr-11	8.413	10.959
32	25-Mar-08	8.613	14.038	70	25-May-11	8.689	11.311
33	25-Apr-08	8.118	13.488	71	25-Jun-11	8.404	10.933
34	25-May-08	8.508	14.568	72	25-Jul-11	8.679	11.287
35	25-Jun-08	8.368	14.374				
36	25-Jul-08	8.616	14.653				
37	25-Aug-08	8.399	13.304				
38	25-Sep-08	8.396	13.300				

(1) Assumes 1-month LIBOR at 3.48%, 6-month LIBOR at 3.75%, 1-Year Treasury at 3.53% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year Treasury equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-05	6.491	23.011	39	25-Oct-08	8.497	13.440
2	25-Sep-05	6.105	22.567	40	25-Nov-08	8.245	13.656
3	25-Oct-05	6.196	22.587	41	25-Dec-08	8.512	14.136
4	25-Nov-05	6.110	22.417	42	25-Jan-09	8.257	13.813
5	25-Dec-05	6.209	22.417	43	25-Feb-09	8.253	13.809
6	25-Jan-06	6.124	22.218	44	25-Mar-09	9.053	14.824
7	25-Feb-06	6.129	22.091	45	25-Apr-09	8.244	13.836
8	25-Mar-06	6.435	22.248	46	25-May-09	8.490	14.467
9	25-Apr-06	6.140	21.786	47	25-Jun-09	8.236	14.265
10	25-May-06	6.243	21.719	48	25-Jul-09	8.481	14.590
11	25-Jun-06	6.153	21.463	49	25-Aug-09	8.227	14.246
12	25-Jul-06	6.260	21.404	50	25-Sep-09	8.223	14.236
13	25-Aug-06	6.167	21.147	51	25-Oct-09	8.467	14.569
14	25-Sep-06	6.173	20.991	52	25-Nov-09	8.214	14.242
15	25-Oct-06	6.282	20.940	53	25-Dec-09	8.458	14.632
16	25-Nov-06	6.184	20.686	54	25-Jan-10	8.205	14.286
17	25-Dec-06	6.296	20.645	55	25-Feb-10	8.201	14.274
18	25-Jan-07	6.198	20.393	56	25-Mar-10	8.995	15.333
19	25-Feb-07	6.217	20.261	57	25-Apr-10	8.193	14.251
20	25-Mar-07	6.576	20.471	58	25-May-10	8.453	14.591
21	25-Apr-07	6.342	20.091	59	25-Jun-10	8.200	14.251
22	25-May-07	7.640	21.335	60	25-Jul-10	8.448	14.576
23	25-Jun-07	7.656	21.208	61	25-Aug-10	8.303	10.808
24	25-Jul-07	7.824	21.240	62	25-Sep-10	8.299	10.795
25	25-Aug-07	7.921	12.797	63	25-Oct-10	8.571	11.141
26	25-Sep-07	7.919	12.781	64	25-Nov-10	8.290	10.773
27	25-Oct-07	8.167	13.047	65	25-Dec-10	8.561	11.119
28	25-Nov-07	7.958	13.314	66	25-Jan-11	8.281	10.749
29	25-Dec-07	8.234	13.655	67	25-Feb-11	8.276	10.735
30	25-Jan-08	7.997	13.383	68	25-Mar-11	9.158	11.871
31	25-Feb-08	7.994	13.370	69	25-Apr-11	8.267	10.709
32	25-Mar-08	8.476	13.883	70	25-May-11	8.540	11.060
33	25-Apr-08	7.992	13.383	71	25-Jun-11	8.259	10.690
34	25-May-08	8.270	14.201	72	25-Jul-11	8.530	11.034
35	25-Jun-08	8.227	14.202				
36	25-Jul-08	8.466	14.473				
37	25-Aug-08	8.254	13.106				
38	25-Sep-08	8.250	13.101				

(1) Assumes 1-month LIBOR at 3.48%, 6-month LIBOR at 3.75%, 1-Year Treasury at 3.53% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year Treasury equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-05	245	245	39	25-Oct-08	447	424
2	25-Sep-05	242	243	40	25-Nov-08	438	415
3	25-Oct-05	243	244	41	25-Dec-08	452	434
4	25-Nov-05	242	243	42	25-Jan-09	441	421
5	25-Dec-05	244	244	43	25-Feb-09	442	420
6	25-Jan-06	243	243	44	25-Mar-09	474	459
7	25-Feb-06	243	243	45	25-Apr-09	442	419
8	25-Mar-06	247	246	46	25-May-09	453	434
9	25-Apr-06	243	242	47	25-Jun-09	442	422
10	25-May-06	245	243	48	25-Jul-09	453	434
11	25-Jun-06	243	240	49	25-Aug-09	442	421
12	25-Jul-06	245	242	50	25-Sep-09	442	420
13	25-Aug-06	243	239	51	25-Oct-09	452	432
14	25-Sep-06	243	238	52	25-Nov-09	441	420
15	25-Oct-06	245	240	53	25-Dec-09	452	433
16	25-Nov-06	243	236	54	25-Jan-10	441	419
17	25-Dec-06	245	238	55	25-Feb-10	441	418
18	25-Jan-07	243	235	56	25-Mar-10	472	456
19	25-Feb-07	244	235	57	25-Apr-10	440	416
20	25-Mar-07	252	244	58	25-May-10	452	432
21	25-Apr-07	255	245	59	25-Jun-10	441	418
22	25-May-07	375	373	60	25-Jul-10	451	431
23	25-Jun-07	388	386	61	25-Aug-10	451	406
24	25-Jul-07	392	389	62	25-Sep-10	451	404
25	25-Aug-07	414	371	63	25-Oct-10	463	419
26	25-Sep-07	413	370	64	25-Nov-10	449	403
27	25-Oct-07	424	385	65	25-Dec-10	462	420
28	25-Nov-07	416	395	66	25-Jan-11	450	403
29	25-Dec-07	429	414	67	25-Feb-11	450	402
30	25-Jan-08	418	402	68	25-Mar-11	489	451
31	25-Feb-08	417	400	69	25-Apr-11	450	402
32	25-Mar-08	436	422	70	25-May-11	464	420
33	25-Apr-08	415	398	71	25-Jun-11	452	404
34	25-May-08	429	415	72	25-Jul-11	465	420
35	25-Jun-08	438	422				
36	25-Jul-08	447	432				
37	25-Aug-08	439	417				
38	25-Sep-08	432	407				

(1) Assumes 1-month LIBOR at 3.48%, 6-month LIBOR at 3.75%, 1-Year Treasury at 3.53% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

BEAR STEARNS

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$986,203,889		
Number of Loans	5,807		
Average Current Loan Balance	$170,059	$6,150	$845,888
[1] Original Loan-to-Value Ratio	81.45%	10.64%	100.00%
[1] Mortgage Rate	7.3338%	3.3750%	12.9900%
[1] Net Mortgage Rate	6.8298%	2.8710%	12.4860%
[1] [3] Note Margin	5.9651%	1.7500%	10.0000%
[1] [3] Maximum Mortgage Rate	13.5762%	10.9500%	26.8000%
[1] [3] Minimum Mortgage Rate	7.1471%	1.7500%	12.3000%
[1] [3] Term to Next Rate Adjustment (months)	23	3	59
[1] Original Term to Stated Maturity (months)	351	120	360
[1] Age (months)	3	0	13
[1] Remaining Term to Stated Maturity (months)	348	110	360
[1] [2] Credit Score	629	500	811

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	2.96%
	FIXED	16.32%
	FIXED INTEREST ONLY	0.85%
	6 MONTH LIBOR	0.18%
	6 MONTH LIBOR INTEREST ONLY	0.37%
	LIBOR 2/6 ARM	37.86%
	LIBOR 2/6 ARM INTEREST ONLY	30.91%
	LIBOR 3/6 ARM	3.62%
	LIBOR 3/6 ARM INTEREST ONLY	5.92%
	LIBOR 5/6 ARM	0.21%
	LIBOR 5/6 ARM INTEREST ONLY	0.48%
	TREAS. 5/1 ARM	0.05%
	TREAS. 5/1 ARM INTEREST ONLY	0.28%
Lien	First	96.16%
	Second	3.84%
Property Type	Two- to four- family units	7.01%
	Condominium	5.91%
	Planned Unit Developments (attached)	15.90%
	Single-family detached	71.14%
	Townhouse	0.04%
Geographic Distribution	California	38.58%
	Florida	8.00%
	Texas	7.09%
Number of States (including DC)		50
Documentation Type	Full/Alternative	55.50%
	Limited	0.82%
	Stated Income	43.68%
Loans with Prepayment Penalties		81.91%
Loans with Interest Only Period		38.81%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	122	19,113,823	1.94	156,671	74.29
520 – 539	273	48,894,963	4.96	179,102	75.92
540 – 559	286	52,131,503	5.29	182,278	79.06
560 – 579	399	64,781,480	6.57	162,360	80.08
580 – 599	646	109,535,754	11.11	169,560	82.37
600 – 619	664	118,531,877	12.02	178,512	82.25
620 – 639	959	148,442,357	15.05	154,789	82.91
640 – 659	884	150,119,307	15.22	169,818	82.22
660 – 679	648	114,846,090	11.65	177,232	81.55
680 – 699	384	65,176,680	6.61	169,731	81.52
700 – 719	227	40,580,063	4.11	178,767	81.85
720 – 739	142	23,020,146	2.33	162,114	82.97
740 – 759	77	13,535,190	1.37	175,782	83.51
760 – 779	59	10,672,997	1.08	180,898	81.69
780 – 799	33	6,482,437	0.66	196,437	80.57
800 – 819	4	339,222	0.03	84,806	91.73
TOTAL:	5,807	986,203,889	100.00	169,830	81.45

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	5	724,378	0.07	144,876	630	88.95
5.01% - 10.00%	15	3,673,865	0.37	244,924	640	83.15
10.01% - 15.00%	37	4,632,987	0.47	125,216	658	80.51
15.01% - 20.00%	82	11,713,037	1.19	142,842	631	80.38
20.01% - 25.00%	181	25,070,866	2.54	138,513	628	79.98
25.01% - 30.00%	392	52,255,780	5.30	133,306	629	80.18
30.01% - 35.00%	647	100,135,116	10.15	154,768	630	80.53
35.01% - 40.00%	998	163,872,677	16.62	164,201	630	81.42
40.01% - 45.00%	1,395	242,420,583	24.58	173,778	631	81.73
45.01% - 50.00%	1,642	301,276,981	30.55	183,482	626	82.13
50.01% - 55.00%	413	80,427,619	8.16	194,740	621	80.67
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	1,978	124,844,573	12.66	63,117	629	85.23
$100,001 - $200,000	2,014	293,070,287	29.72	145,517	622	80.70
$200,001 - $300,000	1,019	250,391,089	25.39	245,722	629	80.68
$300,001 - $400,000	499	173,554,370	17.60	347,804	631	81.33
$400,001 - $500,000	214	95,929,787	9.73	448,270	639	81.64
$500,001 - $600,000	58	31,723,597	3.22	546,959	639	81.35
$600,001 - $700,000	20	12,833,758	1.30	641,688	638	79.25
$700,001 - $800,000	3	2,185,540	0.22	728,513	631	77.91
$800,001 and greater	2	1,670,888	0.17	835,444	641	73.39
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.5000% - 2.9999%	2	437,846	0.04	218,923	740	65.38
3.0000% - 3.4999%	4	1,544,860	0.16	386,215	695	77.88
3.5000% - 3.9999%	2	577,882	0.06	288,941	727	79.87
4.0000% - 4.4999%	4	1,332,380	0.14	333,095	684	74.72
4.5000% - 4.9999%	61	15,530,091	1.57	254,592	669	75.48
5.0000% - 5.4999%	312	79,463,018	8.06	254,689	657	75.99
5.5000% - 5.9999%	653	152,204,070	15.43	233,084	645	78.70
6.0000% - 6.4999%	1,066	229,203,934	23.24	215,013	636	79.92
6.5000% - 6.9999%	782	151,461,258	15.36	193,684	624	81.64
7.0000% - 7.4999%	847	144,175,455	14.62	170,219	614	82.43
7.5000% - 7.9999%	464	66,004,390	6.69	142,251	608	83.67
8.0000% - 8.4999%	469	60,760,215	6.16	129,553	599	85.27
8.5000% - 8.9999%	236	24,086,724	2.44	102,062	592	87.04
9.0000% - 9.4999%	379	29,257,347	2.97	77,196	613	90.68
9.5000% - 9.9999%	218	12,888,337	1.31	59,121	620	92.01
10.0000% - 10.4999%	171	10,044,765	1.02	58,741	632	96.49
10.5000% - 10.9999%	101	4,600,942	0.47	45,554	631	93.39
11.0000% - 11.4999%	29	2,150,534	0.22	74,156	606	92.38
11.5000% - 11.9999%	4	352,424	0.04	88,106	546	85.95
12.0000% - 12.4999%	3	127,416	0.01	42,472	592	91.85
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.0000% - 3.4999%	1	243,127	0.02	243,127	762	77.69
3.5000% - 3.9999%	5	1,739,580	0.18	347,916	697	74.76
4.0000% - 4.4999%	2	577,882	0.06	288,941	727	79.87
4.5000% - 4.9999%	3	944,880	0.10	314,960	681	72.59
5.0000% - 5.4999%	47	11,644,421	1.18	247,754	667	75.51
5.5000% - 5.9999%	287	74,307,539	7.53	258,911	660	75.60
6.0000% - 6.4999%	565	128,203,488	13.00	226,909	647	78.44
6.5000% - 6.9999%	1,130	249,748,934	25.32	221,017	637	79.82
7.0000% - 7.4999%	744	142,241,686	14.42	191,185	624	81.37
7.5000% - 7.9999%	910	160,440,213	16.27	176,308	617	82.60
8.0000% - 8.4999%	450	63,747,708	6.46	141,662	607	83.53
8.5000% - 8.9999%	499	65,844,717	6.68	131,953	600	84.85
9.0000% - 9.4999%	207	22,462,447	2.28	108,514	592	87.12
9.5000% - 9.9999%	415	32,756,446	3.32	78,931	609	89.95
10.0000% - 10.4999%	195	12,078,251	1.22	61,940	617	91.89
10.5000% - 10.9999%	207	11,770,957	1.19	56,865	633	96.21
11.0000% - 11.4999%	94	4,356,472	0.44	46,345	633	93.80
11.5000% - 11.9999%	38	2,547,823	0.26	67,048	613	92.88
12.0000% - 12.4999%	5	419,904	0.04	83,981	546	84.19
12.5000% - 12.9999%	3	127,416	0.01	42,472	592	91.85
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	49,971	0.01	49,971	552
15.01% - 20.00%	3	176,013	0.02	58,671	669
20.01% - 25.00%	7	676,209	0.07	96,601	678
25.01% - 30.00%	11	848,835	0.09	77,167	563
30.01% - 35.00%	9	1,037,648	0.11	115,294	650
35.01% - 40.00%	17	1,428,449	0.14	84,026	602
40.01% - 45.00%	22	3,252,841	0.33	147,856	617
45.01% - 50.00%	50	7,393,551	0.75	147,871	611
50.01% - 55.00%	61	9,654,030	0.98	158,263	616
55.01% - 60.00%	107	18,131,550	1.84	169,454	603
60.01% - 65.00%	152	27,779,800	2.82	182,762	601
65.01% - 70.00%	199	34,276,940	3.48	172,246	597
70.01% - 75.00%	301	60,954,673	6.18	202,507	612
75.01% - 80.00%	2,404	462,335,110	46.88	192,319	641
80.01% - 85.00%	489	96,482,547	9.78	197,306	606
85.01% - 90.00%	694	135,108,586	13.70	194,681	614
90.01% - 95.00%	288	52,390,149	5.31	181,910	635
95.01% - 100.00%	992	74,226,986	7.53	74,826	654
TOTAL:	5,807	986,203,889	100.00	169,830	629

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	49,971	0.01	49,971	552
15.01% - 20.00%	3	176,013	0.02	58,671	669
20.01% - 25.00%	7	676,209	0.07	96,601	678
25.01% - 30.00%	11	848,835	0.09	77,167	563
30.01% - 35.00%	9	1,037,648	0.11	115,294	650
35.01% - 40.00%	17	1,428,449	0.14	84,026	602
40.01% - 45.00%	20	2,775,224	0.28	138,761	616
45.01% - 50.00%	48	7,198,543	0.73	149,970	611
50.01% - 55.00%	61	9,202,201	0.93	150,856	612
55.01% - 60.00%	104	16,836,399	1.71	161,888	602
60.01% - 65.00%	147	26,857,220	2.72	182,702	598
65.01% - 70.00%	181	33,339,679	3.38	184,197	597
70.01% - 75.00%	260	54,567,688	5.53	209,876	605
75.01% - 80.00%	650	132,007,314	13.39	203,088	615
80.01% - 85.00%	415	83,392,051	8.46	200,945	602
85.01% - 90.00%	641	132,812,091	13.47	207,195	622
90.01% - 95.00%	413	77,013,852	7.81	186,474	638
95.01% - 100.00%	2,819	405,984,502	41.17	144,017	648
TOTAL:	5,807	986,203,889	100.00	169,830	629

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	1,485	380,512,604	38.58	256,237	632	79.87
Florida	517	78,870,842	8.00	152,555	630	81.38
Texas	707	69,921,680	7.09	98,899	629	82.40
Other[1]	3,098	456,898,764	46.34	147,482	625	82.64
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,376	461,865,070	46.83	194,388	611	78.89
Purchase	3,076	467,986,544	47.45	152,141	646	83.93
Rate/Term Refinance	355	56,352,276	5.71	158,739	627	81.89
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	3,374	547,330,939	55.50	162,220	619	81.46
Limited	36	8,112,198	0.82	225,339	597	77.66
Stated Income	2,397	430,760,753	43.68	179,708	641	81.51
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	394	56,156,852	5.69	142,530	662	80.29
Primary Residence	5,373	921,167,421	93.41	171,444	626	81.52
Second/Vacation	40	8,879,617	0.90	221,990	648	82.29
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	323	69,176,609	7.01	214,169	650	78.74
Condominium	360	58,316,093	5.91	161,989	640	82.03
Planned Unit Developments (attached)	856	156,764,551	15.90	183,136	631	82.66
Single-family detached	4,264	701,581,253	71.14	164,536	625	81.40
Townhouse	4	365,384	0.04	91,346	609	84.44
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1,291	178,292,422	18.08	138,104	632	83.00
6 Months	24	2,581,542	0.26	107,564	642	87.73
12 Months	194	44,482,861	4.51	229,293	629	78.34
24 Months	2,960	542,047,377	54.96	183,124	624	82.27
30 Months	34	5,857,177	0.59	172,270	622	86.26
36 Months	1,301	212,414,296	21.54	163,270	636	78.52
60 Months	3	528,213	0.05	176,071	596	80.39
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	4,298	603,480,164	61.19	140,410	619	81.48
6 Months	2	568,366	0.06	284,183	716	90.78
24 Months	419	104,825,447	10.63	250,180	643	81.66
30 Months	5	1,679,200	0.17	335,840	696	79.86
36 Months	90	18,856,771	1.91	209,520	644	82.30
60 Months	803	202,480,250	20.53	252,155	643	81.19
120 Months	190	54,313,692	5.51	285,862	648	81.44
TOTAL:	5,807	986,203,889	100.00	169,830	629	81.45

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$382,723,725		
Number of Loans	1,509		
Average Current Loan Balance	$253,627	$31,600	$825,000
[1] Original Loan-to-Value Ratio	81.42%	29.21%	100.00%
[1] Mortgage Rate	6.9556%	3.3750%	12.2500%
[1] Net Mortgage Rate	6.4516%	2.8710%	11.7460%
[1] [3] Note Margin	5.8992%	1.7500%	9.4500%
[1] [3] Maximum Mortgage Rate	13.3997%	10.8750%	16.4500%
[1] [3] Minimum Mortgage Rate	6.8736%	1.7500%	10.4500%
[1] [3] Term to Next Rate Adjustment (months)	24	3	59
[1] Original Term to Stated Maturity (months)	359	300	360
[1] Age (months)	3	0	13
[1] Remaining Term to Stated Maturity (months)	357	287	360
[1] [2] Credit Score	644	501	795

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	2.20%
	6 MONTH LIBOR INTEREST ONLY	0.96%
	LIBOR 2/6 ARM INTEREST ONLY	79.65%
	LIBOR 3/6 ARM INTEREST ONLY	15.25%
	LIBOR 5/6 ARM INTEREST ONLY	1.23%
	TREAS. 5/1 ARM INTEREST ONLY	0.71%
Lien	First	99.81%
	Second	0.19%
Property Type	Two- to four- family units	7.63%
	Condominium	6.94%
	Planned Unit Developments (attached)	19.05%
	Single-family detached	66.37%
Geographic Distribution	California	56.19%
	Florida	5.19%
Number of States (including DC)		42
Documentation Type	Full/Alternative	48.74%
	Limited	0.20%
	Stated Income	51.06%
Loans with Prepayment Penalties		86.93%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	8	1,605,557	0.42	200,695	67.34
520 – 539	17	3,452,123	0.90	203,066	81.39
540 - 559	28	7,344,373	1.92	262,299	78.41
560 - 579	54	13,547,642	3.54	250,882	80.75
580 - 599	165	39,089,492	10.21	236,906	82.52
600 - 619	205	50,655,418	13.24	247,100	81.97
620 - 639	239	60,173,823	15.72	251,773	82.47
640 - 659	287	73,272,673	19.15	255,305	80.84
660 - 679	205	56,320,911	14.72	274,736	80.68
680 - 699	132	33,516,704	8.76	253,914	80.93
700 - 719	72	19,412,317	5.07	269,616	81.07
720 - 739	43	10,407,184	2.72	242,028	83.60
740 - 759	24	5,695,883	1.49	237,328	80.70
760 - 779	22	5,673,378	1.48	257,881	83.27
780 - 799	8	2,556,247	0.67	319,531	80.65
TOTAL:	1,509	382,723,725	100.00	253,627	81.42

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	295,000	0.08	295,000	666	100.00
5.01% - 10.00%	4	1,566,600	0.41	391,650	636	80.96
10.01% - 15.00%	8	1,552,377	0.41	194,047	640	74.40
15.01% - 20.00%	15	4,014,299	1.05	267,620	649	78.06
20.01% - 25.00%	32	8,222,673	2.15	256,959	629	81.60
25.01% - 30.00%	76	17,854,722	4.67	234,931	648	80.44
30.01% - 35.00%	150	37,096,314	9.69	247,309	650	79.64
35.01% - 40.00%	274	67,160,684	17.55	245,112	647	81.35
40.01% - 45.00%	382	96,587,909	25.24	252,848	648	81.30
45.01% - 50.00%	448	115,988,326	30.31	258,903	639	82.45
50.01% - 55.00%	119	32,384,822	8.46	272,141	638	81.36
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	86	7,216,248	1.89	83,910	645	81.58
$100,001 - $200,000	496	75,138,773	19.63	151,489	639	80.80
$200,001 - $300,000	479	119,223,563	31.15	248,901	644	81.65
$300,001 - $400,000	274	95,574,518	24.97	348,812	644	81.89
$400,001 - $500,000	121	54,429,846	14.22	449,833	648	81.63
$500,001 - $600,000	35	19,189,705	5.01	548,277	652	81.29
$600,001 - $700,000	15	9,653,790	2.52	643,586	652	78.80
$700,001 - $800,000	2	1,472,282	0.38	736,141	633	78.61
$800,001 and greater	1	825,000	0.22	825,000	617	71.74
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.5000% - 2.9999%	2	437,846	0.11	218,923	740	65.38
3.0000% - 3.4999%	4	1,544,860	0.40	386,215	695	77.88
3.5000% - 3.9999%	1	477,490	0.12	477,490	715	79.84
4.0000% - 4.4999%	3	1,199,005	0.31	399,668	700	75.80
4.5000% - 4.9999%	22	6,021,026	1.57	273,683	669	77.73
5.0000% - 5.4999%	110	33,336,045	8.71	303,055	667	79.22
5.5000% - 5.9999%	281	76,793,755	20.07	273,287	655	80.17
6.0000% - 6.4999%	430	110,943,563	28.99	258,008	645	80.64
6.5000% - 6.9999%	268	67,024,998	17.51	250,093	634	82.06
7.0000% - 7.4999%	218	52,575,212	13.74	241,171	633	83.82
7.5000% - 7.9999%	84	15,893,002	4.15	189,202	631	84.21
8.0000% - 8.4999%	57	10,692,733	2.79	187,592	617	84.10
8.5000% - 8.9999%	15	3,125,485	0.82	208,366	612	92.09
9.0000% - 9.4999%	8	1,935,106	0.51	241,888	567	88.65
9.5000% - 9.9999%	2	195,000	0.05	97,500	635	100.00
10.5000% - 10.9999%	2	297,000	0.08	148,500	678	79.58
11.0000% - 11.4999%	1	200,000	0.05	200,000	626	100.00
11.5000% - 11.9999%	1	31,600	0.01	31,600	627	100.00
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.0000% - 3.4999%	1	243,127	0.06	243,127	762	77.69
3.5000% - 3.9999%	5	1,739,580	0.45	347,916	697	74.76
4.0000% - 4.4999%	1	477,490	0.12	477,490	715	79.84
4.5000% - 4.9999%	2	811,505	0.21	405,753	705	73.84
5.0000% - 5.4999%	18	5,236,776	1.37	290,932	672	77.96
5.5000% - 5.9999%	103	31,427,354	8.21	305,120	666	79.06
6.0000% - 6.4999%	228	61,634,351	16.10	270,326	657	80.17
6.5000% - 6.9999%	475	123,897,707	32.37	260,837	647	80.52
7.0000% - 7.4999%	251	62,104,205	16.23	247,427	631	81.78
7.5000% - 7.9999%	249	61,888,206	16.17	248,547	634	83.83
8.0000% - 8.4999%	83	14,879,582	3.89	179,272	628	84.63
8.5000% - 8.9999%	62	12,219,803	3.19	197,094	622	83.25
9.0000% - 9.4999%	15	3,182,585	0.83	212,172	604	91.30
9.5000% - 9.9999%	9	1,970,356	0.51	218,928	569	88.36
10.0000% - 10.4999%	3	482,500	0.13	160,833	615	100.00
11.0000% - 11.4999%	2	297,000	0.08	148,500	678	79.58
11.5000% - 11.9999%	1	200,000	0.05	200,000	626	100.00
12.0000% - 12.4999%	1	31,600	0.01	31,600	627	100.00
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Original Loan-to-Value Ratios of Interest Only Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	1	124,999	0.03	124,999	514
35.01% - 40.00%	1	250,000	0.07	250,000	551
40.01% - 45.00%	3	812,000	0.21	270,667	636
45.01% - 50.00%	5	1,153,370	0.30	230,674	658
50.01% - 55.00%	8	2,001,904	0.52	250,238	627
55.01% - 60.00%	14	3,552,033	0.93	253,717	612
60.01% - 65.00%	23	5,379,137	1.41	233,876	626
65.01% - 70.00%	33	8,748,682	2.29	265,112	617
70.01% - 75.00%	51	15,920,009	4.16	312,157	632
75.01% - 80.00%	970	237,100,767	61.95	244,434	652
80.01% - 85.00%	113	31,045,144	8.11	274,736	634
85.01% - 90.00%	165	47,477,521	12.41	287,743	626
90.01% - 95.00%	71	20,278,223	5.30	285,609	643
95.01% - 100.00%	51	8,879,935	2.32	174,116	648
TOTAL:	1,509	382,723,725	100.00	253,627	644

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	1	124,999	0.03	124,999	514
30.01% - 35.00%	1	250,000	0.07	250,000	551
40.01% - 45.00%	3	812,000	0.21	270,667	636
45.01% - 50.00%	5	1,153,370	0.30	230,674	658
50.01% - 55.00%	7	1,351,904	0.35	193,129	609
55.01% - 60.00%	14	3,552,033	0.93	253,717	612
60.01% - 65.00%	20	4,149,487	1.08	207,474	620
65.01% - 70.00%	31	8,776,382	2.29	283,109	619
70.01% - 75.00%	40	11,962,551	3.13	299,064	616
75.01% - 80.00%	147	42,673,159	11.15	290,294	631
80.01% - 85.00%	88	24,199,759	6.32	274,997	627
85.01% - 90.00%	187	55,555,475	14.52	297,088	636
90.01% - 95.00%	116	32,658,121	8.53	281,536	651
95.01% - 100.00%	849	195,504,484	51.08	230,276	655
TOTAL:	1,509	382,723,725	100.00	253,627	644

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	671	215,038,977	56.19	320,475	646	80.85
Florida	99	19,865,726	5.19	200,664	647	83.94
Other(1)	739	147,819,022	38.61	200,026	642	81.90
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	539	147,184,815	38.46	273,070	626	81.14
Purchase	888	214,850,959	56.14	241,949	656	81.47
Rate/Term Refinance	82	20,687,951	5.41	252,292	651	82.87
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	772	186,535,138	48.74	241,626	634	81.45
Limited	2	778,500	0.20	389,250	605	82.02
Stated Income	735	195,410,087	51.06	265,864	654	81.38
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	80	17,638,675	4.61	220,483	680	79.07
Primary Residence	1,419	362,805,233	94.80	255,677	642	81.54
Second/Vacation	10	2,279,817	0.60	227,982	646	80.76
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	99	29,202,239	7.63	294,972	662	79.49
Condominium	112	26,575,819	6.94	237,284	654	81.47
Planned Unit Developments (attached)	290	72,927,846	19.05	251,475	643	81.46
Single-family detached	1,008	254,017,821	66.37	252,002	641	81.62
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	198	50,030,520	13.07	252,679	648	81.22
6 Months	3	698,000	0.18	232,667	646	79.95
12 Months	58	16,721,932	4.37	288,309	627	79.60
24 Months	976	250,673,568	65.50	256,838	644	81.50
30 Months	22	4,403,916	1.15	200,178	626	83.30
36 Months	252	60,195,789	15.73	238,872	646	81.64
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
6 Months	2	568,366	0.15	284,183	716	90.78
24 Months	419	104,825,447	27.39	250,180	643	81.66
30 Months	5	1,679,200	0.44	335,840	696	79.86
36 Months	90	18,856,771	4.93	209,520	644	82.30
60 Months	803	202,480,250	52.91	252,155	643	81.19
120 Months	190	54,313,692	14.19	285,862	648	81.44
TOTAL:	1,509	382,723,725	100.00	253,627	644	81.42

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$781,188,267		
Number of Loans	4,371		
Average Current Loan Balance	$178,721	$9,984	$845,888
(1) Original Loan-to-Value Ratio	81.62%	10.64%	100.00%
(1) Mortgage Rate	7.3012%	3.7500%	12.9500%
(1) Net Mortgage Rate	6.7972%	3.2460%	12.4460%
(1) (3) Note Margin	5.9404%	1.7500%	10.0000%
(1) (3) Maximum Mortgage Rate	13.5607%	10.8750%	26.8000%
(1) (3) Minimum Mortgage Rate	7.1042%	1.7500%	12.3000%
(1) (3) Term to Next Rate Adjustment (months)	23	2	59
(1) Original Term to Stated Maturity (months)	351	120	360
(1) Age (months)	3	0	13
(1) Remaining Term to Stated Maturity (months)	348	110	360
(1) (2) Credit Score	631	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	3.35%
	FIXED	16.36%
	FIXED INTEREST ONLY	0.97%
	6M LIBOR ARM	0.19%
	6M LIBOR ARM INTEREST ONLY	0.35%
	LIBOR 2/6 ARM	34.84%
	LIBOR 2/6 ARM INTEREST ONLY	33.39%
	LIBOR 3/6 ARM	3.47%
	LIBOR 3/6 ARM INTEREST ONLY	5.89%
	LIBOR 5/6 ARM	0.24%
	LIBOR 5/6 ARM INTEREST ONLY	0.55%
	TREAS. 5/1 ARM	0.06%
	TREAS. 5/1 ARM INTEREST ONLY	0.35%
Lien	First	95.55%
	Second	4.45%
Property Type	Two- to four- family units	6.80%
	Condominium	6.15%
	Planned Unit Developments (attached)	16.97%
	Single-family detached	70.03%
	Townhouse	0.05%
Geographic Distribution	California	41.81%
	Florida	7.84%
	Texas	6.66%
Number of States (including DC)		50
Documentation Type	Full/Alternative	54.35%
	Limited	0.83%
	Stated Income	44.82%
Loans with Prepayment Penalties		82.34%
Loans with Interest Only Period		41.47%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 - 519	79	13,497,948	1.73	170,860	74.04
520 - 539	187	34,398,033	4.40	183,947	75.31
540 - 559	191	37,204,471	4.76	194,788	79.79
560 - 579	263	45,397,642	5.81	172,615	79.91
580 - 599	460	83,179,836	10.65	180,826	83.04
600 - 619	479	92,315,697	11.82	192,726	82.22
620 - 639	766	123,223,699	15.77	160,866	82.99
640 - 659	691	121,759,814	15.59	176,208	82.27
660 - 679	511	96,888,787	12.40	189,606	81.44
680 - 699	307	52,965,338	6.78	172,526	81.57
700 - 719	189	35,423,713	4.53	187,427	81.88
720 - 739	112	19,484,041	2.49	173,965	82.79
740 - 759	62	11,023,515	1.41	177,799	83.80
760 - 779	44	8,491,567	1.09	192,990	83.06
780 - 799	28	5,783,719	0.74	206,561	80.94
800 - 819	2	150,446	0.02	75,223	100.00
TOTAL:	4,371	781,188,267	100.00	178,721	81.62

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	4	618,246	0.08	154,561	631	90.48
5.01% - 10.00%	11	3,255,723	0.42	295,975	644	83.02
10.01% - 15.00%	28	3,752,082	0.48	134,003	671	81.17
15.01% - 20.00%	53	7,836,125	1.00	147,851	634	80.67
20.01% - 25.00%	133	19,913,611	2.55	149,726	630	81.91
25.01% - 30.00%	273	38,320,200	4.91	140,367	632	80.58
30.01% - 35.00%	474	76,667,464	9.81	161,746	633	80.66
35.01% - 40.00%	759	128,139,109	16.40	168,826	632	81.30
40.01% - 45.00%	1,069	195,375,679	25.01	182,765	634	81.78
45.01% - 50.00%	1,254	242,441,296	31.03	193,334	629	82.30
50.01% - 55.00%	313	64,868,732	8.30	207,248	625	80.91
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	1,467	89,624,243	11.47	61,094	632	86.55
$100,001 - $200,000	1,400	206,424,883	26.42	147,446	624	80.82
$200,001 - $300,000	786	193,672,320	24.79	246,402	633	80.69
$300,001 - $400,000	426	149,562,172	19.15	351,085	633	81.28
$400,001 - $500,000	210	94,029,287	12.04	447,759	639	81.80
$500,001 - $600,000	57	31,185,175	3.99	547,108	639	81.37
$600,001 - $700,000	20	12,833,758	1.64	641,688	638	79.25
$700,001 - $800,000	3	2,185,540	0.28	728,513	631	77.91
$800,001 and greater	2	1,670,888	0.21	835,444	641	73.39
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.0000% - 3.4999%	2	1,012,000	0.13	506,000	690	80.00
3.5000% - 3.9999%	2	577,882	0.07	288,941	727	79.87
4.0000% - 4.4999%	4	1,332,380	0.17	333,095	684	74.72
4.5000% - 4.9999%	48	12,788,726	1.64	266,432	668	76.08
5.0000% - 5.4999%	260	69,111,657	8.85	265,814	658	76.26
5.5000% - 5.9999%	556	134,041,572	17.16	241,082	646	78.72
6.0000% - 6.4999%	808	184,843,356	23.66	228,767	639	80.22
6.5000% - 6.9999%	541	114,792,404	14.69	212,186	628	81.51
7.0000% - 7.4999%	551	101,630,273	13.01	184,447	617	82.67
7.5000% - 7.9999%	310	46,787,426	5.99	150,927	603	84.16
8.0000% - 8.4999%	316	42,180,969	5.40	133,484	601	86.28
8.5000% - 8.9999%	176	18,914,414	2.42	107,468	598	88.13
9.0000% - 9.4999%	321	25,486,770	3.26	79,398	614	91.00
9.5000% - 9.9999%	190	11,395,850	1.46	59,978	621	91.71
10.0000% - 10.4999%	155	9,322,503	1.19	60,145	633	96.59
10.5000% - 10.9999%	97	4,427,825	0.57	45,648	633	93.47
11.0000% - 11.4999%	28	2,102,566	0.27	75,092	606	92.87
11.5000% - 11.9999%	4	352,424	0.05	88,106	546	85.95
12.0000% - 12.4999%	2	87,268	0.01	43,634	560	88.09
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.5000% - 3.9999%	2	1,012,000	0.13	506,000	690	80.00
4.0000% - 4.4999%	2	577,882	0.07	288,941	727	79.87
4.5000% - 4.9999%	3	944,880	0.12	314,960	681	72.59
5.0000% - 5.4999%	37	9,677,577	1.24	261,556	664	76.37
5.5000% - 5.9999%	238	64,038,423	8.20	269,069	661	75.84
6.0000% - 6.4999%	483	113,524,655	14.53	235,041	647	78.40
6.5000% - 6.9999%	867	204,024,682	26.12	235,323	640	80.12
7.0000% - 7.4999%	514	107,469,180	13.76	209,084	627	81.21
7.5000% - 7.9999%	599	114,961,122	14.72	191,922	620	82.86
8.0000% - 8.4999%	301	45,287,384	5.80	150,456	604	83.82
8.5000% - 8.9999%	334	45,150,682	5.78	135,182	600	85.80
9.0000% - 9.4999%	153	17,654,355	2.26	115,388	597	88.30
9.5000% - 9.9999%	347	28,073,075	3.59	80,902	611	90.60
10.0000% - 10.4999%	175	10,941,143	1.40	62,521	619	91.83
10.5000% - 10.9999%	182	10,660,846	1.36	58,576	633	96.14
11.0000% - 11.4999%	90	4,183,355	0.54	46,482	635	93.90
11.5000% - 11.9999%	37	2,499,855	0.32	67,564	613	93.31
12.0000% - 12.4999%	5	419,904	0.05	83,981	546	84.19
12.5000% - 12.9999%	2	87,268	0.01	43,634	560	88.09
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Original Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	49,971	0.01	49,971	552
15.01% - 20.00%	3	176,013	0.02	58,671	669
20.01% - 25.00%	7	676,209	0.09	96,601	678
25.01% - 30.00%	4	254,206	0.03	63,552	555
30.01% - 35.00%	6	570,602	0.07	95,100	647
35.01% - 40.00%	15	1,266,526	0.16	84,435	613
40.01% - 45.00%	17	2,702,088	0.35	158,946	615
45.01% - 50.00%	35	5,303,309	0.68	151,523	607
50.01% - 55.00%	44	7,355,600	0.94	167,173	613
55.01% - 60.00%	69	11,879,053	1.52	172,160	613
60.01% - 65.00%	116	21,207,214	2.71	182,821	600
65.01% - 70.00%	135	24,727,490	3.17	183,167	596
70.01% - 75.00%	210	46,215,590	5.92	220,074	616
75.01% - 80.00%	1,823	382,383,454	48.95	209,755	643
80.01% - 85.00%	334	69,956,316	8.96	209,450	609
85.01% - 90.00%	499	104,231,369	13.34	208,881	614
90.01% - 95.00%	214	41,218,049	5.28	192,608	638
95.01% - 100.00%	839	61,015,207	7.81	72,724	655
TOTAL:	4,371	781,188,267	100.00	178,721	631

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	49,971	0.01	49,971	552
15.01% - 20.00%	3	176,013	0.02	58,671	669
20.01% - 25.00%	7	676,209	0.09	96,601	678
25.01% - 30.00%	4	254,206	0.03	63,552	555
30.01% - 35.00%	6	570,602	0.07	95,100	647
35.01% - 40.00%	15	1,266,526	0.16	84,435	613
40.01% - 45.00%	15	2,224,471	0.28	148,298	613
45.01% - 50.00%	33	5,108,302	0.65	154,797	606
50.01% - 55.00%	44	6,903,771	0.88	156,904	608
55.01% - 60.00%	67	10,618,873	1.36	158,491	612
60.01% - 65.00%	113	21,144,283	2.71	187,118	597
65.01% - 70.00%	127	25,032,081	3.20	197,103	598
70.01% - 75.00%	182	41,092,316	5.26	225,782	609
75.01% - 80.00%	444	99,722,456	12.77	224,600	619
80.01% - 85.00%	275	58,535,179	7.49	212,855	605
85.01% - 90.00%	459	101,412,447	12.98	220,942	621
90.01% - 95.00%	307	61,300,958	7.85	199,677	641
95.01% - 100.00%	2,269	345,099,601	44.18	152,093	650
TOTAL:	4,371	781,188,267	100.00	178,721	631

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	1,240	326,606,763	41.81	263,393	636	80.28
Florida	389	61,237,828	7.84	157,424	634	81.68
Texas	504	52,008,261	6.66	103,191	630	82.89
Other(1)	2238	341,335,415	43.73	152,518	627	82.71
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

(1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	1,626	331,878,453	42.48	204,107	612	78.79
Purchase	2,497	408,505,380	52.29	163,598	647	83.89
Rate/Term Refinance	248	40,804,434	5.22	164,534	631	81.99
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	2,479	424,594,000	54.35	171,276	622	81.40
Limited	26	6,449,558	0.83	248,060	600	77.65
Stated Income	1,866	350,144,709	44.82	187,645	644	81.97
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	246	35,113,481	4.49	142,738	662	80.18
Primary Residence	4,099	739,879,759	94.71	180,503	630	81.68
Second/Vacation	26	6,195,027	0.79	238,270	647	83.39
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	245	53,124,795	6.80	216,836	651	79.48
Condominium	286	48,060,710	6.15	168,044	643	82.19
Planned Unit Developments (attached)	689	132,543,505	16.97	192,371	633	82.74
Single-family detached	3,147	547,093,873	70.03	173,846	628	81.51
Townhouse	4	365,384	0.05	91,346	609	84.44
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	983	138,037,870	17.67	140,425	635	83.41
6 Months	13	1,494,707	0.19	114,977	634	85.32
12 Months	144	35,446,431	4.54	246,156	630	78.98
24 Months	2,218	433,445,556	55.49	195,422	627	82.44
30 Months	28	4,742,714	0.61	169,383	621	86.68
36 Months	982	167,492,776	21.44	170,563	640	78.42
60 Months	3	528,213	0.07	176,071	596	80.39
TOTAL:	4,371	781,188,267	100.00	178,721	631	81.62

Interest Only Terms of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	3,159	457,108,594	58.51	144,700	621	81.81
6 Months	2	568,366	0.07	284,183	716	90.78
24 Months	357	91,085,632	11.66	255,142	646	81.58
30 Months	4	1,344,200	0.17	336,050	697	78.63
36 Months	53	12,279,616	1.57	231,691	648	82.09
60 Months	623	167,993,063	21.50	269,652	645	81.07
120 Months	173	50,808,796	6.50	293,692	648	81.72
TOTAL:	4,371	781,188,267	100.00	178,721	632	81.62

DESCRIPTION OF THE COLLATERAL

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$205,015,622		
Number of Loans	1,436		
Average Current Loan Balance	$142,769	$6,150	$538,422
[1] Original Loan-to-Value Ratio	80.80%	25.81%	100.00%
[1] Mortgage Rate	7.4579%	3.3750%	12.9900%
[1] Net Mortgage Rate	6.9539%	2.8710%	12.4860%
[1] [3] Note Margin	6.0563%	1.7500%	7.9950%
[1] [3] Maximum Mortgage Rate	13.6332%	10.9500%	16.9500%
[1] [3] Minimum Mortgage Rate	7.3049%	1.7500%	10.0500%
[1] [3] Term to Next Rate Adjustment (months)	23	3	59
[1] Original Term to Stated Maturity (months)	353	120	360
[1] Age (months)	3	0	13
[1] Remaining Term to Stated Maturity (months)	350	116	360
[1] [2] Credit Score	617	500	811

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	1.46%
	FIXED	16.15%
	FIXED INTEREST ONLY	0.43%
	6 MONTH LIBOR	0.14%
	LIBOR 2/6 ARM	49.40%
	LIBOR 2/6 ARM INTEREST ONLY	21.47%
	LIBOR 3/6 ARM	4.17%
	LIBOR 3/6 ARM INTEREST ONLY	6.02%
	LIBOR 5/6 ARM	0.08%
	LIBOR 5/6 ARM INTEREST ONLY	0.21%
Lien	First	98.47%
	Second	1.53%
Property Type	Two- to four- family units	7.83%
	Condominium	5.00%
	Planned Unit Developments (attached)	11.81%
	Single-family detached	75.35%
Geographic Distribution	California	26.29%
	Texas	8.74%
	Florida	8.60%
Number of States (including DC)		47
Documentation Type	Full/Alternative	59.87%
	Limited	0.81%
	Stated Income	39.32%
Loans with Prepayment Penalties		80.36%
Loans with Interest Only Period		28.60%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 - 519	43	5,615,875	2.74	130,602	74.88
520 - 539	86	14,496,929	7.07	168,569	77.38
540 - 559	95	14,927,032	7.28	157,127	77.24
560 - 579	136	19,383,838	9.45	142,528	80.48
580 - 599	186	26,355,918	12.86	141,698	80.25
600 - 619	185	26,216,180	12.79	141,709	82.38
620 - 639	193	25,218,658	12.30	130,667	82.51
640 - 659	193	28,359,492	13.83	146,940	82.01
660 - 679	137	17,957,303	8.76	131,075	82.16
680 - 699	77	12,211,342	5.96	158,589	81.27
700 - 719	38	5,156,350	2.52	135,693	81.68
720 - 739	30	3,536,105	1.72	117,870	83.93
740 - 759	15	2,511,675	1.23	167,445	82.28
760 - 779	15	2,181,430	1.06	145,429	76.37
780 - 799	5	698,718	0.34	139,744	77.54
800 - 819	2	188,776	0.09	94,388	85.13
TOTAL:	1,436	205,015,622	100.00	142,769	80.80

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	106,132	0.05	106,132	626	80.00
5.01% - 10.00%	4	418,142	0.20	104,535	604	84.14
10.01% - 15.00%	9	880,905	0.43	97,878	605	77.70
15.01% - 20.00%	29	3,876,912	1.89	133,687	624	79.79
20.01% - 25.00%	48	5,157,255	2.52	107,443	620	72.52
25.01% - 30.00%	119	13,935,581	6.80	117,106	621	79.06
30.01% - 35.00%	173	23,467,652	11.45	135,651	620	80.11
35.01% - 40.00%	239	35,733,568	17.43	149,513	624	81.84
40.01% - 45.00%	326	47,044,904	22.95	144,310	618	81.49
45.01% - 50.00%	388	58,835,684	28.70	151,638	613	81.43
50.01% - 55.00%	100	15,558,888	7.59	155,589	604	79.67
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	511	35,220,330	17.18	68,924	621	81.89
$100,001 - $200,000	614	86,645,404	42.26	141,116	615	80.41
$200,001 - $300,000	233	56,718,769	27.67	243,428	616	80.62
$300,001 - $400,000	73	23,992,198	11.70	328,660	614	81.63
$400,001 - $500,000	4	1,900,500	0.93	475,125	668	73.92
$500,001 - $600,000	1	538,422	0.26	538,422	669	80.00
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.5000% - 2.9999%	2	437,846	0.21	218,923	740	65.38
3.0000% - 3.4999%	2	532,860	0.26	266,430	705	73.85
4.5000% - 4.9999%	13	2,741,365	1.34	210,874	671	72.67
5.0000% - 5.4999%	52	10,351,361	5.05	199,065	652	74.19
5.5000% - 5.9999%	97	18,162,497	8.86	187,242	635	78.58
6.0000% - 6.4999%	258	44,360,578	21.64	171,940	623	78.69
6.5000% - 6.9999%	241	36,668,855	17.89	152,153	613	82.04
7.0000% - 7.4999%	296	42,545,182	20.75	143,734	609	81.85
7.5000% - 7.9999%	154	19,216,964	9.37	124,785	618	82.49
8.0000% - 8.4999%	153	18,579,246	9.06	121,433	595	82.97
8.5000% - 8.9999%	60	5,172,310	2.52	86,205	571	83.04
9.0000% - 9.4999%	58	3,770,576	1.84	65,010	608	88.47
9.5000% - 9.9999%	28	1,492,487	0.73	53,303	617	94.24
10.0000% - 10.4999%	16	722,261	0.35	45,141	614	95.19
10.5000% - 10.9999%	4	173,117	0.08	43,279	588	91.25
11.0000% - 11.4999%	1	47,968	0.02	47,968	584	70.59
12.0000% - 12.4999%	1	40,148	0.02	40,148	662	100.00
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.0000% - 3.4999%	1	243,127	0.12	243,127	762	77.69
3.5000% - 3.9999%	3	727,580	0.35	242,527	707	67.47
5.0000% - 5.4999%	10	1,966,843	0.96	196,684	679	71.24
5.5000% - 5.9999%	49	10,269,115	5.01	209,574	652	74.09
6.0000% - 6.4999%	82	14,678,833	7.16	179,010	640	78.79
6.5000% - 6.9999%	263	45,724,252	22.30	173,856	625	78.45
7.0000% - 7.4999%	230	34,772,507	16.96	151,185	613	81.86
7.5000% - 7.9999%	311	45,479,091	22.18	146,235	609	81.96
8.0000% - 8.4999%	149	18,460,325	9.00	123,895	614	82.83
8.5000% - 8.9999%	165	20,694,035	10.09	125,418	599	82.79
9.0000% - 9.4999%	54	4,808,092	2.35	89,039	575	82.81
9.5000% - 9.9999%	68	4,683,372	2.28	68,873	594	86.03
10.0000% - 10.4999%	20	1,137,108	0.55	56,855	605	92.44
10.5000% - 10.9999%	25	1,110,111	0.54	44,404	630	96.87
11.0000% - 11.4999%	4	173,117	0.08	43,279	588	91.25
11.5000% - 11.9999%	1	47,968	0.02	47,968	584	70.59
12.5000% - 12.9999%	1	40,148	0.02	40,148	662	100.00
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Original Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	7	594,629	0.29	84,947	567
30.01% - 35.00%	3	467,046	0.23	155,682	653
35.01% - 40.00%	2	161,922	0.08	80,961	521
40.01% - 45.00%	5	550,752	0.27	110,151	627
45.01% - 50.00%	15	2,090,242	1.02	139,349	621
50.01% - 55.00%	17	2,298,430	1.12	135,202	623
55.01% - 60.00%	38	6,252,497	3.05	164,539	585
60.01% - 65.00%	36	6,572,587	3.21	182,572	605
65.01% - 70.00%	64	9,549,450	4.66	149,210	600
70.01% - 75.00%	91	14,739,084	7.19	161,968	600
75.01% - 80.00%	581	79,951,656	39.00	137,610	628
80.01% - 85.00%	155	26,526,230	12.94	171,137	596
85.01% - 90.00%	195	30,877,218	15.06	158,345	613
90.01% - 95.00%	74	11,172,100	5.45	150,974	626
95.01% - 100.00%	153	13,211,778	6.44	86,351	649
TOTAL:	1,436	205,015,622	100.00	142,769	617

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	7	594,629	0.29	84,947	567
30.01% - 35.00%	3	467,046	0.23	155,682	653
35.01% - 40.00%	2	161,922	0.08	80,961	521
40.01% - 45.00%	5	550,752	0.27	110,151	627
45.01% - 50.00%	15	2,090,242	1.02	139,349	621
50.01% - 55.00%	17	2,298,430	1.12	135,202	623
55.01% - 60.00%	37	6,217,526	3.03	168,041	585
60.01% - 65.00%	34	5,712,937	2.79	168,028	600
65.01% - 70.00%	54	8,307,598	4.05	153,844	594
70.01% - 75.00%	78	13,475,372	6.57	172,761	594
75.01% - 80.00%	206	32,284,858	15.75	156,723	603
80.01% - 85.00%	140	24,856,872	12.12	177,549	595
85.01% - 90.00%	182	31,399,643	15.32	172,526	625
90.01% - 95.00%	106	15,712,894	7.66	148,235	629
95.01% - 100.00%	550	60,884,901	29.70	110,700	640
TOTAL:	1,436	205,015,622	100.00	142,769	617

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	245	53,905,841	26.29	220,024	612	77.43
Texas	203	17,913,419	8.74	88,243	624	80.97
Florida	128	17,633,014	8.60	137,758	617	80.31
Other(1)	860	115,563,349	56.35	134,376	619	82.43
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	750	129,986,617	63.40	173,315	607	79.14
Purchase	579	59,481,163	29.01	102,731	640	84.23
Rate/Term Refinance	107	15,547,842	7.58	145,307	614	81.64
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	895	122,736,938	59.87	137,136	610	81.69
Limited	10	1,662,640	0.81	166,264	586	77.70
Stated Income	531	80,616,044	39.32	151,819	629	79.52
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	148	21,043,371	10.26	142,185	663	80.47
Primary Residence	1,274	181,287,662	88.43	142,298	611	80.86
Second/Vacation	14	2,684,590	1.31	191,756	648	79.75
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	78	16,051,814	7.83	205,792	647	76.30
Condominium	74	10,255,383	5.00	138,586	621	81.26
Planned Unit Developments (attached)	167	24,221,045	11.81	145,036	622	82.22
Single-family detached	1,117	154,487,380	75.35	138,306	613	81.02
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	308	40,254,553	19.63	130,697	622	81.57
6 Months	11	1,086,835	0.53	98,803	655	91.05
12 Months	50	9,036,430	4.41	180,729	625	75.86
24 Months	742	108,601,821	52.97	146,364	613	81.58
30 Months	6	1,114,463	0.54	185,744	630	84.49
36 Months	319	44,921,520	21.91	140,820	621	78.88
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Interest Only Terms of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	1,139	146,371,570	71.40	128,509	611	80.44
24 Months	62	13,739,814	6.70	221,610	623	82.17
30 Months	1	335,000	0.16	335,000	692	84.81
36 Months	37	6,577,155	3.21	177,761	637	82.71
60 Months	180	34,487,187	16.82	191,595	634	81.76
120 Months	17	3,504,895	1.71	206,170	649	77.41
TOTAL:	1,436	205,015,622	100.00	142,769	617	80.80

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Justin Hansen – S&P	Tel: (212) 438-7334 justin_hansen@standardandpoors.com
Greg Gemson – Moody's	Tel: (212) 553-2974 Gregory_gemson@moodys.com